California First Leasing Corporation ‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗

                                                                                    July 31, 2024                               Via Edgar

John F. Kernan

Office of Chief Accountant

Division of Investment Management

Securities and Exchange Commission (“SEC”)

100 F Street, NE

 Washington, DC 20549-8626

Re:       California First Leasing Corporation

Dear Mr. Kernan:

This correspondence responds to comments that California First Leasing Corporation (“Company”) received verbally from you on July 2, 2024. To assist your review, the numbered comments below correspond to the numbered comments conveyed, with the Company’s response to each comment just below.

1.       Provide management’s SAB 99 materiality assessment or related analysis of the impact on previously issued financial statements since CFNB registered under the 40 ACT of its accounting for the leases under Section 842 instead of Section 946-325. In the response add any ASC 250 implications (Accounting Changes and Error Corrections) as a result of your assessment, and plans to provide readers of the financial statements with meaningful disclosure of the fair value of leases.

The Company has not conducted a SAB 99 materiality assessments related to its accounting for leases under Section 842 as presented in its registration statement on Form N-2, dated, and assumed to be effective as of July 20, 2022 (“N-2”), and subsequent financial statement filings for fiscal years ended June 30, 2022 and 2023 and interim periods ended December 31, 2022 and 2023. Staff Accounting Bulletin No. 99 (“SAB 99”) addresses the handling of material errors identified in previously-issued financial statements. The premise of the SEC inquiry seems to be that there is an error in the Company’s financial statements. We and our accountants do not believe there was or are any errors. We previously addressed the Company’s assessment of its accounting for leases in correspondence to the SEC in July and August 2022 and that documentation still stands true. We have attached the relevant excerpts as Exhibit A.

At the risk of  being redundant, it is relevant to recall the context of the Company’s registration as an investment company in 2022 and history prior thereto, as it is unique.

a)    From May 2001 through February 2021, the Company operated as a bank holding company. At June 30, 2022, prior to the effective date of the N-2, all leases had been booked in compliance with the only applicable generally accepted accounting principle (“GAAP”) of 2016-02, Leases (Topic 842, “ASC 842”).

o    70% of lease portfolio was booked prior to December 31, 2020 by California First National Bank, when the Company still operated as a bank holding company.

o    Another 25% of this portfolio was booked prior to January 1, 2022, again prior to any investment company considerations and in accordance with GAAP with no misstatements identified.

o    Accordingly, 95% of the lease portfolio at June 30, 2022 had been accounted for under ASC 842 and presented in financial statements filed with bank regulators (Office of the Comptroller of the Currency and Federal Reserve Board) through December 2020, and distributed to shareholders and OTC Market Group (“OTC”) through December 2021.

b)    At the time of its N-2 filing, the Company carefully considered the question of whether a change in accounting principle to be applied to leases was warranted. Among the topics considered were the following, some of which contradict each other:

o    842-30-35-2: After the commencement date, a lessor shall not remeasure the net investment in the lease unless the lease is modified, and that modification is not accounted for as a separate contract in accordance with paragraph 842-10-25-8.

o   842-35-25:  A lessor shall review the estimated residual value of leased property at least annually. If the review results in a lower estimated residual, the accounting for the transaction shall be revised and the reduction in value recognized as a loss. An upward adjustment of the estimated residual value shall not be made.

John F. Kernan

Division of Investment Management

July 31, 2024

o    946-10-15-7:  An investment company also has the following typical characteristics:  e) It manages substantially all of its investments on a fair value basis.

o    946-10-25-3: An entity that subsequently is an investment company under this Topic as result of the reassessment of status shall account for the effect of the change in status from the date of the change in status (July 2022 forward, in our case).

o    ASC 250-10-20.  Accounting Changes: the implementation of a change in accounting principle should have consistent presentation for all periods presented within the financial statements.  The oldest leases in the portfolio were booked in fiscal 2018.

o    820-10-15-2: The Fair Value Measurement Topic does not apply as follows:

c.     To accounting principles that address fair value measurements for purposes of lease classification or measurement in accordance with Topic 840.

o   Section 2(a)41 of the 1940 Act provides for:

                                 i.       any security to be carried at cost, if it shall determine that such procedure is consistent with the general intent and purposes of this title;

                                ii.       valuation of securities at cost or other basis in cases where it may be more convenient to make its computations on such basis by reason of the necessity or desirability of complying with the provisions of any United States revenue laws or rules and regulations.

c)     The Company registered as an investment company under the 40 Act in 2022 solely because it met the definition based on investment securities representing over 40% of total assets. In other aspects, its activities, operations and source of income were quite distinct from fundamental investment characteristics defined under ASC 946:

o    It has not obtained funds from investors as an investment company.

o    It does not have any asset-based fees and it does not transact with shareholders on the basis of net asset value per share.

o    While the company manages its securities on a fair value basis, that is not the case with the lease portfolio where fair value is the not the primary measurement attribute used to evaluate returns.

o    The Company continues to be a C-corporation that accrues and pay taxes at the corporate level, which is unique and not generally assumed under ASC 946.

d)    The Company’s decision to not change its method of accounting for leases but still be compliant within the confines of ASC 946 is supported by 1) the non-substantive nature of the Company’s lease activities and portfolio, and 2) the economic benefit to shareholders of not undergoing a restatement of prior period financials for minimal benefit.

o   The Company has had minimal lease activity since its 40 Act registration, and the net investment in leases has become even more non-substantive, declining from 10% of total assets at June 2022 to less than 4% of total assets at June 30, 2024. Under $10 million of new leases have been added to the portfolio over the last two years.

(dollars in thousands)	6/30/22	12/31/22 *	6/30/23 *	12/31/23	6/30/24
Net investment in leases *	$21,630	$14,697	$14,173	$11,216	$9,269
Average lease yield for period	7.67%	7.67%	7.63%	7.27%	7.79%
Average life of leases (months)	12.8	14.3	14.5	13.8	12.9
Total assets	$216,516	$212,516	$227,438	$233,284	$261,027
Leases as percent of assets	10.0%	6.9%	6.2%	4.8%	3.6%

New Leases Retained	$6,834	$3,155	$3,904	$1,584	$1,252
Cumulative New Leases Added		$3,155	$7,059	$8,643	$9,896
(subsequent to June 30, 2022)
Yield on New Leases Retained	6.60%		8.96%		9.38%
Risk Adjusted Discount Rate	3.91%		6.09%		6.56%
Interest Spread	2.69%		2.87%		2.82%

* Adjusted to exclude leases sold shortly after period close and reflect only leases retained.
Does not include operating leases.

John F. Kernan

Division of Investment Management

July 31, 2024

As to the question of providing readers of the financial statements with “meaningful disclosure of the fair value of leases”, we believe our existing disclosure provides the relevant information required to evaluate the book value of the lease portfolio, including a) tables of the average yield earned in each fiscal period; b) a maturity schedule showing the expected timing for receipt of lease payments; and c) credit quality metrics detailing risk ratings and payment status of the leases.  Any alternative estimate of the fair value of leases would be compromised by the lack of a ready market for lease receivables and exclusion of  residual investments and operating lease assets from the process. Moreover, the above table shows the average life of the leases across all periods to be 13-14 months -- the impact of even a 300-basis point increase in interest rates over the last two years is significantly limited by the short-term and amortizing nature of the receivables. As such, we believe the reported values for the leases have been determined in good faith to approximate the fair value of such assets in accordance with applicable accounting principles.

To augment disclosure, the footnote on leases in the 2024 annual report has been expanded to explicitly provide the average yield and maturity of the lease receivables at period end.

The minimum lease payments receivable and estimated residual value are discounted using the internal rate of return method related to each specific lease. At June 30, 2024, a summary of the installments of minimum lease payments receivable due, and the expected maturity of the Company's estimated residual value are as follows. The weighted average maturity of the payments is 26 months and the weighted average yield is 8.9%.

	Lease	Estimated
Years ending June 30,	Receivable	Residual Value	Total
	(in thousands)
2025	$5,222	$22	$5,244
2026	3,476	23	3,499
2027	1,164	11	1,175
2028	323	38	361
2029	60	-	60
	10,245	94	10,339
Less unearned income	(957)	(13)	(970)
Less allowances	(101)	-	(101)
	$9,187	$81	$9,268

2.     Pursuant to Reg S-X 6-07, gains and losses on securities in the income statement need to be separated between realized and unrealized gains

•         Beginning with the Statement of Operations for the year ended June 30, 2024, the Company will separately show realized and unrealized gains on securities.

We believe this response addresses the two questions posed verbally. We expect to release the 2024 annual report to shareholders around August 5, 2024 and file the N-CSR within 10 days thereafter. Should you have any further questions or comments, please do not hesitate to contact me at (949) 255-0667.

Very truly yours,

/s/ S. Leslie Jewett

S. Leslie Jewett

Chief Financial Officer

cc:	Kent Fisher, Eide Bailly LLP Patrick E. Paddon, CEO

Enclosure: Exhibit A

EXHIBIT A

RELEVANT EXCERPTS FROM PRIOR CFNB CORRESPONDENCE TO SEC

July 20, 2022 Letter to SEC

24.  Please advise the Staff why the Fund’s equity securities for which market quotations are  readily available are being valued at “fair value” rather than market value. Further, explain under what circumstances the Fund will employ fair value and provide the Staff with a summary of the fair value procedures approved by the Fund’s Board of Directors.

The Company adopted Accounting Standards Update (“ASU”) 2016-01 “Financial Instruments, Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) as of July 1, 2018, the beginning of its 2019 fiscal year. The explicit language of ASU 2016-01 provides that equity investments be measured at “fair value”, and the Company’s disclosure since then hewed to the use of language in the applicable accounting standard. In the case of readily marketable equity securities such as the Company holds, fair value is equal to market value. This is disclosed in the notes to our audited financial statements that states that “Equity securities and a mutual fund investment generally are reported at fair value by reference to the market closing or last trade price”. The title of the relevant column in the chart on page 13 is revised from “Fair Value” to “Market Value”.

The Company employs fair value analysis generally in connection with assets without readily available market prices: 1) booking leases under ASC 840 Leases, including estimating residual values; 2) to meet disclosure requirements required in connection with ASC Topic 820 Fair Value Measurements and Disclosures and ASC 825-50 Financial Instruments, currently only related to real estate loans; or 3) to measure impairment of a collateral-dependent loan. Operationally, the Company utilizes fair valuation in the negotiation of end of term sales prices for property on true operating lease that provide for a purchase price based on the fair market value of the property.

Under ASC 840, at commencement of the lease term finance leases are recorded at the lower of the fair value of the asset or the present value of the minimum lease payments (discounted at the interest rate implicit in the lease). Under the assumption that the implicit rate of the lease is a negotiated rate between unrelated parties, at commencement a lease as booked under ASC 840 is recorded at fair value. With an average life of amortizing leases of approximately 20-24 months, the fair value of leases does not vary much over the term as a result of changing interest rates, and book value will approximate fair value unless there is a credit impairment, for which adjustment is made through a reserve for credit losses.

The Company’s credit policy, approved by the Board, includes guidelines for estimating lease property and residual values, where fair value is defined as the price for which the property could be sold in an arm’s length transaction between unrelated parties. For loans, the estimated fair value is calculated based on discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are based on exit values and have been adjusted for credit risk.  The policy also addresses the use of third-party valuations if appropriate or needed.

30.   Please confirm supplementally that the Company will follow the accounting and accounting guidance in FASB ASC 946, Financial Services - Investment Companies.

The Company hereby confirms that it will follow the Accounting guidance of ASC 946. A fundamental principle of ASC 946 is that substantially all assets are managed on a fair value basis. Following the adoption of ASU Update 2016-01 on July 1, 2018, accounting for the Company’s investments conforms to guidance under ASC 946 for investment companies.  Investments, consisting primarily of equity securities and cash, at March 31, 2022 represented 87% of the Company’s total assets and 92% of net assets, and this substantively supports the position that the Company is following the accounting guidance for ASC 946.

31.   Please explain how the leases will be valued in accordance with FASB ASC 820, Fair Value Measurement.

As stated in 820-10-15-2 and disclosed in Note 11 to the Company’s 2021 audited financials (page 47 of the N-2A), ASC 820 does not apply to fair value measurements for the purposes of lease classification and measurement.

ASC 840 Leases defines fair value of leased property as the price for which the property could be sold in an arm’s length transaction between unrelated parties, and this value is used at lease commencement for classifying a lease under ASC 840. ASC 820 provides a framework for measuring fair value, defines fair value within that framework, and establishes fair value measurement disclosures. The definition of fair value in ASC 820 does not apply to fair value measurements for the purposes of lease classification and measurement. Although the definition of fair value of leased property used in ASC 840 is similar to the definition of fair value in ASC 820, when the predecessor to ASC 820 was adopted, there were concerns that its use to determine fair value for lease measurement could result in changing the classification of leases that were historically accounted for as direct finance leases to either sales-type or operating leases. As such, FASB excluded accounting pronouncements that address fair value measurements for the purpose of determining lease classification or measurement from the scope of ASC 820.

EXHIBIT A

35.   Please explain how the property acquired for transaction in process are fair valued per    FASB ASC 946.

Property acquired for transactions in process (TIP) are stated at cost, net of any payments received related to the property. Given that the property is recently acquired in arms-length transactions with unrelated third parties, the Company believes cost is representative of the fair market value for the property. ASC 946 allows for “substantially all assets” of an investment company being carried at fair value. Therefore, we believe the Company’s continued accounting treatment for TIP is not inconsistent with ASC 946.

August 26, 2022 Letter to SEC

3.     Please supplementally describe whether the leases and loans held by the Company are determined to be “other assets” under Section 2(a)41 of the 1940 Act and subject to the oversight by the Board. Additionally, the response received on July 20, 2022 indicates that leases and loans are not fair valued under ASC 820 because management does not view these to be part of an investment strategy but rather an ongoing operating business. Given that the registrant is registering under the 1940 Act and given that RICs apply ASC 946, please supplementally describe how it was determined that such assets are not “other investments” as described under ASC 946-325 (site applicable US GAAP).

Within the confines of the 1940 Act, the Company’s lease assets and loans are determined by the Company to be “other assets”, and along with all assets and liabilities of the Company, are subject to the oversight of the Board of Directors. Leases and loans are not considered to be securities.

Section 2(a)41 of the 1940 Act separates assets of a registered investment company into three categories, including 1) securities with readily available market prices and 2) other securities and assets where fair value is determined in good faith by the board of directors.  Section 2(a)41 further provides that the Commission may:

ii)     permit any security to be carried at cost, if it shall determine that such procedure is consistent with the general intent and purposes of this title;

iii)    permit valuation of securities at cost or other basis in cases where it may be more convenient for such company to make its computations on such basis by reason of the necessity or desirability of complying with the provisions of any United States revenue laws or rules and regulations issued thereunder.

The Company’s leases have been accounted for under ASC 842 Leases, and prior lease accounting standards ASC 840/FAS 13 since 1977. Upon registering under the 1940 Act, the Company’s management and Board of Directors determined that it was appropriate and in the best interest of shareholders to continue the existing accounting treatment for leases under ASC 842 based on the following factors:

A.     At March 31, 2022 and June 30, 2022, approximately 11% of the Company’s total assets consisted of lease assets, 18% of which represented a) property on operating leases, b) residual interests in leased property or c) recent property purchases. At July 31, 2022, lease assets declined to 10% of total assets, with 20% still related to equipment rather than receivables. Loans are reported at cost and sit at 1% of assets.

B.     ASC 946-10-55-5 indicates that an investment company “should have no substantive activities other than investing”, but 946-10-55-27 provides that “an investment company typically manages substantially all of its investments on a fair value basis”.

•       “Substantially all” is used elsewhere in US GAAP, and usually interpreted to mean 90%.

•       For IRS ruling purposes, “substantially all” means 90% of the net assets and 70% of the gross assets.”

C.     Given that lease assets and activity are non-substantive under the foregoing definitions and expectations were for further decline in the percent of asses in leases over the near term, there was no meaningful benefit to shareholders of going through a restatement of the Company’s accounting for leases, while there is a material benefit to shareholders in maintaining financial statement consistency that allows shareholders to compare to prior periods and in the Company avoiding unnecessary time and expense.

EXHIBIT A

•         This determination is consistent with FASB action upon enactment of ASC 842 where it made a cost-benefit decision that the conceptual merits for a substantial change to lessor accounting for operating leases did not provide sufficient benefits to financial statement users to justify the costs to lessor of enacting that change.

•         An important factor to note is that the Company has not issued or sold any stock in connection with registering under the 1940 Act and does not currently intend to issue any new securities.

D.    As stated in the N-2, the initial accounting for leases under ASC 842 approximates fair value, and while lease assets are not (re)measured at fair value on a recurring basis, based on the short term of leases and adjustments for credit impairment, it is management’s judgment that the book value approximates fair value at March 31 and June 30, 2022.

•         ASC 820 applies when accounting pronouncements require fair value measurements, but does not change whether or not an instrument is carried at fair value.  As such, ASC 820 does not apply to the Company’s investment in leases accounted for under ASC 842.

E.     The Company’s 2022 audited financials (Notes 5 through 8) provide significant information on the maturity and credit quality of the leases and loans consistent with Topic 310 Receivables that our shareholders have been accustomed to.